UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 1, 2022

BOA ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40102	85-4252723
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2600 Virginia Ave NW,
Suite T23 Management Office
Washington, D.C. 20037
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (888) 211-3261

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant	BOAS.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	BOAS	The New York Stock Exchange
Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock, each at a price of $11.50 per share	BOAS WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Business Combination Agreement Amendment

As previously disclosed by BOA Acquisition Corp. (“BOA”) under Item 1.01 of its Current Report on Form 8-K filed on December 2, 2021, BOA entered into a business combination agreement (the “Original Business Combination Agreement”) with Selina Hospitality PLC, f/k/a Selina Holding Company, UK Societas (“Selina”), and Samba Merger Sub Inc., a direct, wholly-owned subsidiary of Selina, in connection with a proposed business combination (the “Business Combination”).

On July 1, 2022, Selina, BOA and Samba Merger Sub. Inc. entered into an Amendment to the Original Business Combination Agreement (the “Business Combination Agreement Amendment”), pursuant to which the parties agreed to (i) reduce the Cash Proceeds Condition (as defined in the Original Business Combination Agreement) from $70.0 million to $55.0 million and (ii) extend the Termination Date (as defined in the Original Business Combination Agreement) from August 26, 2022 to October 25, 2022.

No other changes were made to the Original Business Combination Agreement.

A copy of the Business Combination Agreement Amendment is filed herewith as Exhibit 2.1 and incorporated herein by reference and the foregoing description of the Business Combination Agreement Amendment is qualified in its entirety by reference thereto.

Subscription Agreement Amendment

As previously disclosed by BOA under Item 1.01 of its Current Report on Form 8-K filed on December 2, 2021, BOA, Selina and Bet on America Holdings LLC (the “Investor”) entered into a subscription agreement (the “Original Subscription Agreement” and, together with the Subscription Agreement Amendment (as defined below), the “Subscription Agreement”) whereby the Investor agreed to purchase 1,000,000 Selina ordinary shares immediately following the closing of the Business Combination and subject to certain conditions, in the event that the Cash Proceeds Condition is not satisfied, to purchase up to an aggregate of 1,500,000 additional Selina ordinary shares, in each case, at a price per share of $10.00 (the “Conditional Backstop Obligation”). The Conditional Backstop Obligation is subject to reduction based on any Eligible Investments (as defined in the Subscription Agreement).

On July 1, 2022, Selina, BOA and the Investor entered into an amendment to the Original Subscription Agreement (the “Subscription Agreement Amendment”). Pursuant to which, the Investor funded to Selina its $10.0 million commitment under the Original Subscription Agreement and, in exchange for such pre-payment, Selina agreed to pay the Investor a pre-payment fee at the closing of the Business Combination in the form of 250,000 Selina ordinary shares. In the event the Business Combination does not close and the Original Business Combination Agreement (as amended by the Business Combination Agreement Amendment) is terminated, then the pre-funded investment would be repayable to Investor within a period of six months from the date of termination and bear interest at a rate of 5% per annum. Additionally, the parties agreed to amend the definition of Eligible Investments therein to provide that the Conditional Backstop Obligation may be reduced in the event that a threshold amount of fees or expenses payable to certain financial and legal advisors are deferred, waived, reduced, offset or otherwise decreased prior to the consummation of the Business Combination. The amount of the reduction to the Backstop Obligation, if any, will be calculated based upon the manner and in what amount such fees are deferred, waived, reduced, offset or otherwise decreased and the Investor will be required to pay the reduced amount to Selina by December 31, 2023.

No other changes were made to the Original Subscription Agreement.

A copy of the Subscription Agreement Amendment is filed herewith as Exhibit 10.1 and incorporated herein by reference and the foregoing description of the Subscription Agreement Amendment is qualified in its entirety by reference thereto.

Side Letter Agreement

As previously disclosed by BOA under Item 1.01 of its Current Report on Form 8-K filed on December 2, 2021, Selina, BOA and Bet on America LLC (the “Sponsor”) entered into a letter agreement pursuant to which the Sponsor agreed that it would take all necessary actions to transfer up to twenty-five percent (25%) of the shares of BOA Class B Common Stock owned by the Sponsor (the “Sponsor Share Pool”) to certain persons designated by Selina.

On July 1, 2022, Selina, BOA and the Sponsor entered into a side letter agreement pursuant to which, among other things, Selina agreed that it will not utilize or otherwise commit to transfer any portion of the remaining 188,375 BOA Class B Common Stock available for transfer under the Sponsor Share Pool.

Additionally, the Sponsor agreed to assign to Selina, subject to certain limitations, the Sponsor’s rights under Section 5.15(d) of the Original Business Combination Agreement, which provides, among other things, that the Sponsor shall designate two (2) individuals to the board of directors of Selina following the closing of the transactions contemplated by the Business Combination.

A copy of the side letter agreement is filed herewith as Exhibit 10.2 and incorporated herein by reference and the foregoing description of the side letter agreement is qualified in its entirety by reference thereto.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Selina intends to file with the SEC a Registration Statement, which will include a preliminary proxy statement of BOA and a prospectus. The definitive proxy statement and other relevant documents will be mailed to stockholders of BOA as of a record date to be established for voting on the Business Combination. Stockholders of BOA and other interested persons are advised to read, when available, the preliminary proxy statement and amendments thereto, and the definitive proxy statement because these documents will contain important information about BOA, Selina, and the proposed transactions. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus once they are available, without charge, by directing a request to: BOA Acquisition Corp., 2600 Virginia Ave NW, Suite T23 Management Office, Washington, D.C. 20037. These documents, once available, and BOA’s other filings and reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

Participants in the Solicitation

BOA, Selina, and their respective directors and executive officers, other members of management, and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of BOA is set forth in BOA’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their direct and indirect interests will be set forth in the Registration Statement (and will be included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, including, without limitation, statements regarding the anticipated timing and benefits of the Business Combination, and BOA’s or Selina’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. In addition, these forward-looking statements include, without limitation, statements regarding BOA’s and Selina’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination, and the timing of the completion of the Business Combination. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of Selina and/or BOA), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by BOA and its management, and Selina and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against BOA, Selina, or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of BOA or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Selina to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Selina as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Selina may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of the COVID-19 pandemic on Selina’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in BOA’s prospectus dated February 24, 2021 and filed with the SEC on February 25, 2021 and BOA’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that neither Selina or BOA presently know, or that Selina or BOA currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, neither BOA nor Selina undertakes any duty to update these forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	Amendment No. 1 to the Business Combination Agreement, dated as of July 1, 2022, by and among BOA Acquisition Corp., Selina Hospitality PLC, f/k/a Selina Holding Company, UK Societas and Samba Merger Sub Inc.

10.1	Amendment No. 1 to the Subscription Agreement, dated as of July 1, 2022, by and among BOA Acquisition Corp., Selina Hospitality PLC, f/k/a Selina Holding Company, UK Societas and Bet on America Holdings LLC.†

10.2	Side Letter, dated as of July 1, 2022, by and among BOA Acquisition Corp., Selina Hospitality PLC, f/k/a Selina Holding Company, UK Societas and Bet on America LLC.

104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BOA ACQUISITION CORP.

By:	/s/ Benjamin A. Friedman
Name:	Benjamin A. Friedman
Title:	President and Chief Financial Officer

Date: July 7, 2022

Exhibit 2.1

FIRST AMENDMENT TO BUSINESS COMBINATION AGREEMENT

This FIRST AMENDMENT TO BUSINESS COMBINATION AGREEMENT (this “Amendment”) dated as of July 1, 2022, is entered into by and among Selina Hospitality PLC (formerly Selina Holding Company, UK Societas, “Selina”), BOA Acquisition Corp. (“BOA”) and Samba Merger Sub, Inc. (“SMS” and together with Selina and BOA, the “Parties”).

W I T N E S E T H:

WHEREAS, the Parties entered into that certain Business Combination Agreement, dated as of December 2, 2021 (the “Original BCA,” and as amended hereby, the “BCA”);

WHEREAS, pursuant to Section 8.3 of the Original BCA, the Original BCA may be amended by a written instrument signed on behalf of all the Parties; and

WHEREAS, the Parties have deemed it in their best interests to amend the Original BCA as set forth in this Amendment;

NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1    Defined Terms. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings given such terms in the Original BCA.

SECTION 2    Certain Amendments Related to Closing.

(i) Section	6.3(f) of the Original BCA is hereby deleted in its entirety and substituted in place thereof with the following:

“(f) the Aggregate Transaction Proceeds shall be equal to or greater than $55,000,000.”

(ii) Section	7.1(d) of the Original BCA is hereby deleted in its entirety and substituted in place thereof with the following:

“(d) by either BOA or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to October 25, 2022 (the “Termination Date”); provided, that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to BOA if BOA’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if any of the Company’s or Merger Sub’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;”

SECTION 3     Miscellaneous. Each reference in the BCA (or in any and all instruments or documents provided for in the BCA or delivered or to be delivered thereunder or in connection therewith) to “this Agreement”, “hereunder”, “hereof”, “herein”, or words of like import shall, except where the context otherwise requires, be deemed a reference to the Original BCA as amended hereby. No reference to this Amendment need be made in any instrument or document at any time referring to the BCA, and a reference to the BCA in any of such instruments or documents will be deemed to be a reference to the Original BCA as amended hereby. Except as expressly provided in this Amendment, all provisions of the Original BCA remain in full force and effect and are not modified by this Amendment, and the parties hereto hereby ratify and confirm each and every provision thereof.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the date first above written.

SELINA HOSPITALITY PLC

By:	/s/ Rafael Museri
Name:	Rafael Museri
Title:	CEO

BOA ACQUISITION CORP.

By:	/s/ Ben Friedman
Name:	Ben Friedman
Title:	Authorized Signatory

SAMBA MERGER SUB, INC.

By:	/s/ Rafael Museri
Name:	Rafael Museri
Title:	Authorized Signatory

First Amendment to BCA

Exhibit 10.1

FIRST AMENDMENT TO SUBSCRIPTION AGREEMENT

This FIRST AMENDMENT TO SUBSCRIPTION AGREEMENT (this “Amendment”) dated as of July 1, 2022, is entered into by and among Selina Hospitality PLC (“Issuer”), formerly known as Selina Holding Company, UK Societas, BOA Acquisition Corp. (“BOA”) and Bet on America Holdings LLC (“Investor”).

W I T N E S E T H:

WHEREAS, Issuer, BOA and Investor entered into that certain Subscription Agreement, dated as of December 2, 2021 (the “Original Subscription Agreement,” and as amended hereby, the “Subscription Agreement”); and

WHEREAS, Issuer, BOA and Investor desire to amend the Original Subscription Agreement, in accordance with Section 9(g) thereof, as set forth herein.

NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1     Defined Terms. Capitalized terms used and not otherwise defined in this Amendment (including Schedule I hereto) shall have the meanings given such terms in the Original Subscription Agreement.

SECTION 2     Certain Amendments Related to the Subscription. The definition of “Eligible Investments” set forth Section 1(b) of the Original Subscription Agreement is hereby amended to include the Aggregate Qualifying Fee Reductions (as defined Schedule I hereto). For clarity, the aggregate amount of the Backstop Obligation shall be reduced by the amount of Aggregate Qualifying Fee Reductions, as calculated pursuant to Schedule I hereto. From the date hereof until the Closing, each of BOA and the Investor agree to use reasonable best efforts to obtain the maximum amount of Transaction Fee Reductions (as defined in Schedule I).

SECTION 3    Certain Amendments Related to Closing. Section 2 of the Original Subscription Agreement is hereby deleted in its entirety and substituted in place thereof with the following:

“2.    Closing.

a.     The closing of the sale, purchase and issuance of the Shares, other than such number of Shares to be purchased by Investor to satisfy the Backstop Obligation (any such Shares, the “Backstop Shares”), contemplated hereby (the “Closing”, and the date that the Closing actually occurs, the “Closing Date”) is contingent upon the substantially concurrent consummation of the Transaction. The Closing shall occur on the date of, and concurrently with, the effectiveness and closing of the Transaction (the “Transaction Closing”) (but for the avoidance of doubt, shall occur after giving effect to the Capital Restructuring (as defined in the Transaction Agreement)).

b.     As soon as practical following execution of this Amendment, the Investor shall deliver to the Issuer 100% of the Subscription Amount ($10,000,000.00) (the “Pre-Funded Amount”) by wire transfer of United States dollars in immediately available funds to an account designated by the Issuer. The wire transfer shall identify the Investor, and unless otherwise agreed to by the Issuer, the funds shall be wired from an account in the Investor’s name. For the avoidance of doubt, the Issuer may utilize the Pre-Funded Amount for any corporate purpose following receipt and is not required to hold the funds in escrow until the Closing.

c.     In consideration of the Issuer paying the Pre-Funded Amount in accordance with Section 2(b), if the Closing occurs, the Investor shall be entitled to receive a fee equal to twenty-five percent (25%) of the Pre-Funded Amount (“Early Funding Fee”), which fee shall be payable solely by the Issuer issuing and allotting 250,000 Shares to the Investor on the Closing Date.

d.     The Issuer shall deliver, or cause to be delivered, written notice to the Investor (the “Closing Notice”), that the Issuer reasonably expects all conditions to the closing of the Transaction under the Transaction Agreement to be satisfied or waived on a date that is not less than five (5) business days from the date of the Closing Notice. The Issuer shall deliver to Investor (i) at the Closing, the Shares (including, for the avoidance of doubt, those issued and allotted pursuant to Section 2(c)), in book entry form and free and clear of any liens or other restrictions (other than those arising under the Issuer’s constituent documents and applicable laws), in the name of the Investor (or its nominee), and (ii) as promptly as practicable after the Closing, evidence from the Issuer’s transfer agent of the issuance of such Shares on and as of the Closing Date.

e.    If the Closing does not occur on or prior to the Termination Date (as defined in the Transaction Agreement):

i.     as a result of any Shareholder Litigation (as defined below), then, unless otherwise agreed to in writing by the Issuer, BOA and the Investor, the Issuer shall, no later than 30 calendar days after the Termination Date, return the Pre-Funded Amount so delivered by the Investor by wire transfer in immediately available funds to the account specified by the Investor. For purposes hereof, “Shareholder Litigation” means any claim or proceeding (including any class action or derivative litigation) asserted or commenced by, on behalf of or in the name of, any shareholder of the Issuer against or otherwise involving the Issuer, its Board of Directors, any committee thereof, any of the Issuer’s directors or officers and/or any of the Issuer’s shareholders or affiliates, in each case, relating directly or indirectly to, and seeking to restrain or otherwise the restrict the consummation of the transactions contemplated by, the Subscription Agreement, the Transaction Agreement (including the exhibits thereto) or the Transaction (including any such claim or proceeding based on allegations that the Issuer’s entry into or amendment of the Subscription Agreement or the Transaction Agreement and the respective terms and conditions thereof conflicted with or violated any of the Issuer’s existing agreements or constituted a breach of the fiduciary duties of any of the Issuer’s or its subsidiaries officers or directors); or

ii.     for any other reason other than pursuant to Section 2(e)(i), unless otherwise agreed to in writing by the Issuer, BOA and the Investor, the Pre- Funded Amount shall on the Termination Date automatically, without any action on the part of the Issuer or the Investor, convert into a unsecured loan with terms and conditions as set forth in Schedule II hereto.

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f.    The closing of the sale, purchase and issuance of any Backstop Shares pursuant to the Backstop Obligation shall occur on date to be determined by Investor, in its sole discretion (the “Backstop Closing Date”); provided, however, that unless otherwise agreed to in writing by the Issuer and the Investor, in no event shall the Backstop Closing Date occur later than December 31, 2023. Investor shall notify the Issuer in writing of the Backstop Closing Date no later than two (2) business days prior to the Backstop Closing Date. On the Backstop Closing Date, (i) Investor shall deliver to the Issuer, by wire transfer of United States dollars in immediately available funds to an account designated by the Issuer, an amount equal to the number of Backstop Shares to be purchased multiplied by the Per Share Purchase Price and (ii)(x) the Issuer shall deliver to Investor the Backstop Shares, in book entry form and free and clear of any liens or other restrictions (other than those arising under the Issuer’s constituent documents and applicable laws), in the name of the Investor (or its nominee), and (y) as promptly as practicable thereafter, evidence from the Issuer’s transfer agent of the issuance of such Backstop Shares on and as of the Backstop Closing Date.

g.     For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in both New York, New York and London, United Kingdom are open for the general transaction of business.”

SECTION 4     Representations and Warranties. Each of the representations and warranties of the Issuer and the Investor, as set forth in Section 5 and Section 6 of the Original Subscription Agreement, respectively, shall be true and correct as if made as of the date hereof.

SECTION 5     Miscellaneous. This Amendment (including the Schedules attached hereto) represents the entire agreement among the parties with respect to the subject matter hereof. The provisions of Article 9 of the Original Subscription Agreement are hereby incorporated into this Amendment, mutatis mutandis. Each reference in the Subscription Agreement (or in any and all instruments or documents provided for in the Subscription Agreement or delivered or to be delivered thereunder or in connection therewith) to “this Agreement”, “hereunder”, “hereof”, “herein”, or words of like import shall, except where the context otherwise requires, be deemed a reference to the Original Subscription Agreement as amended hereby. No reference to this Amendment need be made in any instrument or document at any time referring to the Subscription Agreement, and a reference to the Subscription Agreement in any of such instruments or documents will be deemed to be a reference to the Original Subscription Agreement as amended hereby. Except as expressly provided in this Amendment, all provisions of the Original Subscription Agreement remain in full force and effect and are not modified by this Amendment, and the parties hereto hereby ratify and confirm each and every provision thereof.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the date first above written.

SELINA HOSPITALITY PLC

By:	/s/ Rafael Museri
Name:	Rafael Museri
Title:	CEO

BOA ACQUISITION CORP.

By:	/s/ Ben Friedman
Name:	Ben Friedman
Title:	Authorized Signatory

BET ON AMERICA HOLDINGS LLC

By:	/s/ Ben Friedman
Name:	Ben Friedman
Title:	Authorized Signatory

[Signature Page to First Amendment to Subscription Agreement]

SCHEDULE I

Transaction Fee Reduction Schedule

Exhibit 10.2

July 1, 2022

Bet on America, LLC

Re:	Sponsor Letter Agreement

Dear Brian and Ben,

Reference is made to that certain Sponsor Letter Agreement dated as of December 1, 2021, by and among Bet on America, LLC, a Delaware limited liability company, Selina Holding Company, UK Societas (now named Selina Hospitality PLC), BOA Acquisition Corp., a Delaware corporation, and certain individuals (the “Agreement”). Capitalized terms used herein and not defined shall have the meaning set forth in the Agreement.

The purpose of this letter agreement (this “Letter Agreement”) is to set forth certain agreements between us in connection with amendments to (i) the Business Combination Agreement and (ii) the PIPE Subscription Agreement between the Company and Bet on America Holdings, LLC, each being entered into concurrently herewith. Accordingly, the Parties hereby agree as follows:

1.

Transfer of Sponsor Shares. Pursuant to Section 3 of the Agreement, the Sponsor agreed, among other things, to take all necessary actions to transfer the Sponsor Share Pool to such persons designated by the Company. Of the Sponsor Share Pool which consists of 1,437,500 BOA Class B Shares, the Company has as of the date hereof, committed to transfer 1,249,125 BOA Class B Shares, leaving 188,375 BOA Class B Shares available for transfer to Company designees in accordance with Section 3 of the Agreement (such remaining shares, the “Residual Class B Shares”). The Company hereby acknowledges and agrees that, notwithstanding anything to the contrary set forth in the Agreement, it will not utilize or otherwise commit to transfer any portion of the Residual Class B Shares to any Person, and such Residual Class B Shares shall be retained by the Sponsor.

2.

Exercise of Termination Right. Pursuant to Section 6.3(f) of the Business Combination Agreement, the Company’s obligation to consummate the transaction contemplated thereby is conditioned on there being a certain minimum amount of Aggregate Transaction Proceeds at Closing. In addition, in connection with the entry into the Business Combination Agreement, certain shareholders of the Company entered into both (a) a Transaction Support Agreement and (b) a PIPE Subscription Agreement (such shareholders, the “Key Shareholders”). The Parties hereby agree that, notwithstanding anything to the contrary in the Business Combination Agreement or any Ancillary Agreement, in the event that the closing condition set forth in Section 6.3(f) of the Business Combination Agreement is not satisfied as a result of any Key Shareholder failing to purchase the number of Company Ordinary Shares such Key Shareholder committed to purchase in its PIPE Subscription Agreement, the condition set forth in Section 6.3(f) of the Busines Combination Agreement shall nevertheless automatically be deemed to be satisfied or waived.

3.

Board Nomination Rights. BOA Sponsor hereby agrees to assign to the Company its rights under Section 5.15(d) of the Busines Combination Agreement, which provides, among other things, that BOA Sponsor shall designate two (2) individuals to the Post-Closing Board, to the Company; provided, however, that such individuals to be selected by the Company are vetted and approved by the parties from the existing Korn Ferry list previously provided to and reviewed by the parties prior to the date hereof, which for the avoidance of doubt, must be individuals with either executive officer experience and/or board of director experience, in each case, at a publicly-listed, U.S. based or multi-national company.

4.

Miscellaneous. This Letter Agreement represents the entire agreement among the parties with respect to the subject matter hereof. The provisions of Articles 6 through 20 of the Agreement are hereby incorporated into this Letter Agreement, mutatis mutandis. Except as expressly provided in this Letter Agreement, all provisions of the Agreement remain in full force and effect and are not modified hereby, and the parties hereto hereby ratify and confirm each and every provision thereof.

Please indicate your agreement to the foregoing by signing below.

Sincerely,

SELINA HOSPITALITY PLC

By:	/s/ Rafael Museri
Name:	Rafael Museri
Title:	CEO

ACKNOWLEDGED AND AGREED TO:

BET ON AMERICA LLC

By:	/s/ Ben Friedman
Name:	Ben Friedman
Title:	Authorized Signatory

BOA ACQUISITION CORP.

By:	/s/ Ben Friedman
Name:	Ben Friedman
Title:	Authorized Signatory